United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

SUMMARY OF THE MINUTES OF AN EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

Date, place and time:

July 1st, 2008, at 4:30pm, via teleconference centralized at the Company's branch offices at Av. Brigadeiro Faria Lima nº 2.277, 4th floor, in the City of São Paulo - SP.

Quorum:

Responding to a formal invitation, the following Board members attended the meeting: Carlos Alberto Vieira (Chairman), Haakon Lorentzen, Carlos Jurgen Temke, Luiz Aranha Corrêa do Lago, João Carlos Chede, Rossano Maranhão Pinto, Raul Calfat, Alexandre D'Ambrosio e Jorge Eduardo Martins Moraes. José Luiz Braga, General Counsel, acted as Secretary.

Summary of the Deliberations:

1. Authorization to purchase corporate shares

Pursuant to Section 2 of the Company’s By-laws, the Board Directors authorized the Board of Executive Officers to purchase shares representing 100% (one hundred percent) of the corporate capital of Boise Cascade do Brasil Ltda. for the amount of US$ 47,083,333.54 (forty seven million, eighty three thousand, three hundred thirty three US Dollars and fifty four cents). The acquisition aims to cope with the demand for the expansion of the Company’s forests related to the expansion of its Guaíba Unit.

General deliberation:

Considering the approvals set forth above, the Company's Board of Officers is hereby authorized to perform any and all acts as necessary to implement the decisions, being ratified any and all acts already performed.

Closing:

The resolutions were decided with the unanimous approval of the Board members present. These Minutes were signed by those present. São Paulo, July 1st, 2008. (Signatures) Carlos Alberto Vieira - Chairman; José Luiz Braga - Secretary; Haakon Lorentzen; Carlos Jurgen Temke; Luiz Aranha Corrêa do Lago; João Carlos Chede; Rossano Maranhão Pinto; Raul Calfat; Alexandre D'Ambrosio; Sérgio Duarte Pinheiro; Jorge Eduardo Martins Moraes.

This is a faithful representation of the original, contained in the corporate register.

José Luiz Braga
Secretary

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1st, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer